October 25, 2017	Mark C. Amorosi mark.amorosi@klgates.com T +1 202 778 9351 F +1 202 778 9100

VIA EDGAR AND E-MAIL

Ms. Elisabeth Bentzinger

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Responses to Securities and Exchange Commission Staff Comments on Post-Effective Amendment No. 127 to the Registration Statement on Form N-1A of EQ Advisors Trust (File Nos. 333-17217; 811-07953)

Dear Ms. Bentzinger:

On behalf of EQ Advisors Trust (the “Trust”), set forth below are comments that you provided on October 2, 2017, concerning Post-Effective Amendment No. 127 to the Trust’s Registration Statement on Form N-1A (the “Post-Effective Amendment”) with respect to 1290 VT Multi-Alternative Strategies Portfolio, AXA/AB Dynamic Aggressive Growth Portfolio and AXA/JPMorgan Strategic Allocation Portfolio, each a new series of the Trust (each, a “Portfolio” and collectively, the “Portfolios”). The Post-Effective Amendment was filed with the U.S. Securities and Exchange Commission on August 14, 2017, pursuant to the Securities Act of 1933, as amended, and Rule 485(a) of Regulation C thereunder, and pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and the regulations thereunder. Your comments are set forth below and are followed by the Trust’s responses. Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment.

1290 VT Multi-Alternative Strategies Portfolio Prospectus

1.

In the fee table, please move the asterisk that currently appears in the table headings for “Class IB Shares” and “Class K Shares” to the “Other Expenses” and “Acquired Fund Fees and Expenses” lines, since those are the amounts that are estimated for the new Portfolio.

Response: The Trust has made the requested change.

2.

Because the Portfolio does not charge a sales charge or other fee upon redemption, only one line is included in the expense example for each share class. Please modify the second sentence in the narrative preceding the example to indicate that the example shows the expenses of a $10,000 investment in the Portfolio whether an investor redeems or holds his or her shares at the end of the periods indicated.

Response: The Trust has revised the narrative preceding the example as follows:

K&L GATES LLP

1601 K STREET NW WASHINGTON DC 20006

T +1 202 778 9000 F +1 202 778 9100 klgates.com

Elisabeth Bentzinger

October 25, 2017

This Example is intended to help you compare the cost of investing in the Portfolio with the cost of investing in other portfolios. The Example assumes that you invest $10,000 in the Portfolio for the periods indicated, ~~and then redeem all of your shares at the end of these periods. The Example also assumes~~ that your investment has a 5% return each year, that the Portfolio’s operating expenses remain the same, and that the Expense Limitation Arrangement is not renewed. This Example does not reflect any Contract-related fees and expenses including redemption fees (if any) at the Contract level. If such fees and expenses were reflected, the total expenses would be higher. Although your actual costs may be higher or lower, based on these assumptions, whether you redeem or hold your shares, your costs would be:

3.

If the Portfolio may invest in contingent convertible securities (or “CoCos”), please explain supplementally the extent of such investments. The staff may require additional disclosure if the Portfolio may invest significantly in CoCos.

Response: The Trust notes that the Portfolio does not intend to invest directly in CoCo bonds. Additionally, based on the disclosure contained in the prospectuses and statements of additional information (the “SAIs”) of the Underlying ETFs in which the Portfolio may invest, the Trust does not expect that the Portfolio will have any significant indirect exposure to CoCo bonds.

4.

Certain of the principal risks disclosed, such as Large-Cap Company Risk, Mid-Cap and Small-Cap Company Risk, Emerging Markets Risk and Inflation-Indexed Bonds Risk, do not appear to directly correlate to the asset categories identified as part of the Portfolio’s principal investment strategies. Please consider whether these risk factors can be revised to more clearly line up with the identified asset categories. Further, the principal risks include “Infrastructure Sector Risk” and “Listed Private Equity Company Risk”; please add a corresponding principal strategy if the Portfolio will make these investments as a principal strategy, or otherwise please remove these risk disclosures if they do not correspond to a principal strategy of the Portfolio.

Response: The Trust notes that the Portfolio pursues its investment strategy by investing in Underlying ETFs comprising various asset categories and strategies. The Underlying ETFs’ asset categories and strategies present additional risks in this fund-of-funds structure and, therefore, many of the risks disclosed in the Portfolio’s summary prospectus are risks associated with the Underlying ETFs’ asset categories and strategies. Although the Portfolio, as a fund-of-funds, does not invest directly in the types of securities associated with the aforementioned risks of the Underlying ETFs, certain of these risks are described in the Portfolio’s summary prospectus because the Trust believes that the risks warrant disclosure.

In addition, the Trust notes that “Large-Cap Company Risk” and “Mid-Cap and Small-Cap Company Risk” correspond to the Portfolio’s strategy of investing in Underlying ETFs that utilize an “absolute return” or “merger arbitrage” strategy, among others. The Trust notes

Elisabeth Bentzinger

October 25, 2017

that “Emerging Markets Risk” corresponds to the Portfolio’s strategy of investing in Underlying ETFs that invest in “global real estate,” among others. The Trust notes that “Inflation-Indexed Bonds Risk” corresponds to the Portfolio’s strategy of investing in Underlying ETFs that have exposure to Treasury inflation-indexed securities. Therefore, the Trust respectfully declines to make the requested changes.

The Trust does not expect “Infrastructure Sector Risk,” “Listed Private Equity Company Risk,” or “Natural Resources Sector Risk” to be a principal risk of the Portfolio and, accordingly, has deleted these risks.

5.	Please supplementally identify the broad-based securities market index that each Portfolio will utilize.

Response: The broad-based securities market indexes that the Portfolios will utilize are as follows: (i) the BofA Merrill Lynch 3-Month U.S. Treasury Bill Index (1290 VT Multi-Alternative Strategies Portfolio), (ii) the S&P 500 Index and the Bloomberg Barclays U.S. Intermediate Government Bond Index (AXA/AB Dynamic Aggressive Growth Portfolio), and (iii) the MSCI World (Net) Index (U.S. Dollar Hedged) and the Bloomberg Barclays Intermediate U.S. Treasury Index (AXA/JPMorgan Strategic Allocation Portfolio).

6.

Disclosure under the heading “Tax Information” provides that “redemptions or exchanges of Portfolio shares … generally will not be taxable to its shareholders (or to the holders of underlying Contracts or plan participants or beneficiaries.” Please confirm the accuracy of this statement, or revise accordingly.

Response: The Trust confirms that the current disclosure is accurate, but has clarified the disclosure as follows:

The Portfolio’s shareholders are (or may include) insurance company separate accounts, qualified plans and other investors eligible under applicable federal income tax regulations. ~~Accordingly,~~ Distributions made by the Portfolio ~~makes of its net investment income and net realized gains —most or all of which it intends to distribute annually~~ — to such an account or plan, and exchanges and redemptions ~~or exchanges~~ of Portfolio shares made by such an account or plan, ~~generally will not be taxable to its shareholders (or to~~ ordinarily do not cause the holders of underlying Contracts or plan participants or beneficiaries~~)~~ to recognize income or gain for federal income tax purposes. See the prospectus for your Contract for further tax information.

7.

In the section “More information on strategies and risks,” in the disclosure provided in response to Item 9(b) of Form N-1A, please clearly distinguish the risks that are principal from the risks that are not principal with respect to the Portfolio, perhaps with the use of a chart. Alternatively, please move all non-principal risks to the SAI. See Instruction C.3(b) to the General Instructions of Form N-1A and Guidance Regarding Mutual Fund Enhanced Disclosure, IM Guidance Update No. 2014-08 (June 2014).

Elisabeth Bentzinger

October 25, 2017

Response: As required by Form N-1A, the Portfolios’ principal risks are identified in the summary prospectuses. The Portfolios’ principal risks, as well as additional information associated with the Portfolios’ principal risks, is described within the statutory prospectus. The “More information on strategies and risks” section of the statutory prospectus affirms that the Portfolios’ principal risks are discussed in the summary prospectuses. Because General Instruction C.(3)(a) of Form N-1A provides that “[i]nformation that is included in Items 2 through 8 need not be repeated elsewhere in the prospectus,” the Trust submits that the information disclosed in response to Item 4 need not be identified again as a principal risk in response to Item 9(b). Therefore, the Trust respectfully declines to make any revisions.

8.

On the back cover page, please include a statement that a description of the Portfolio’s policies and procedures with respect to the disclosure of the Portfolio’s portfolio securities holdings is available on the Portfolio’s website, if applicable. See Item 9(d) of Form N-1A.

Response: The Trust has revised the statement on the back cover page as follows: “Portfolio Holdings Disclosure — A description of the Portfolio’s policies and procedures with respect to the disclosure of its portfolio securities holdings is available in the Portfolio’s SAI, which is available on the Portfolio’s website.”

AXA/AB Dynamic Aggressive Growth Portfolio Prospectus

9.	Please apply the comments above to the AXA/AB Dynamic Aggressive Growth Portfolio’s prospectus, as applicable.

Response: The Trust will apply the comments above to the Portfolio’s prospectus, as applicable.

10.

In the section “Principal Investment Strategy,” the prospectus states “[d]epending on the size of the index, the Portfolio may use a replication technique or sampling approach to execute its indexing strategy.” Please specify whether the Portfolio uses replication or sampling under normal circumstances, and the conditions under which the Portfolio would use the other approach.

Response: The Trust has revised the disclosure in the “Principal Investment Strategy” as follows:

“The Portfolio will invest in these securities and other instruments in a manner that is intended to track the performance (before fees and expenses) of the relevant index. ~~This strategy is commonly referred to as an indexing strategy. Depending on the size of the index, The Portfolio may use a replication technique or sampling approach to execute its indexing strategy.~~

The Portfolio uses a strategy that is commonly referred to as an indexing strategy. The Portfolio may use a replication technique or sampling approach to execute its indexing strategy. Circumstances under which the Sub-Adviser may use a sampling approach to execute its

Elisabeth Bentzinger

October 25, 2017

indexing strategy include when there are practical difficulties or substantial costs involved in compiling a portfolio of securities to track the performance (before fees and expenses) of the relevant index; where the relevant index contains component securities too numerous to purchase or sell efficiently; or in instances when a component security becomes temporarily illiquid, unavailable, or less liquid. The quantity of holdings in the Portfolio will be based on a number of factors, including the asset size of the Portfolio.”

11.

With respect to the indexes identified in the “Principal Investment Strategy” section, i.e., the MSCI EAFE Index, the TOPIX Index, the EURO STOXX Total Market Index and the Bloomberg Barclays U.S. Intermediate Government Bond Index, please disclose the number of components of the index or provide a range of the number of components in the index. For each index that the Portfolio tracks as part of its indexing strategy, please disclose how the components are weighted, e.g., free floating, equal weighted, or capitalization weighted. Please also explain the rebalancing and reconstitution process of each index.

Response: The Trust has revised the prospectus to include the requested information as appropriate.

12.

The principal risk disclosure of the Portfolio (i.e., “Foreign Securities Risk,” which mentions emerging markets) suggests that there is a principal strategy to invest in emerging markets. If the Portfolio invests in emerging markets as a principal strategy, please add disclosure to the “Principal Investment Strategy” section. If the Portfolio does not invest in emerging markets as a principal strategy, please remove the reference in the risk disclosure.

Response: The Portfolio does not invest in emerging markets as a principal strategy. Accordingly, the Trust has deleted the reference to emerging markets.

13.

Because the Portfolio employs an indexing strategy that uses a sampling approach, please include management risk as principal risk to address when the investment adviser utilizes a sampling approach to execute the Portfolio’s indexing strategy.

Response: The Trust respectfully submits that the disclosure under “Index Strategy Risk” addresses the investment adviser’s use of a sampling approach to execute the Portfolio’s indexing strategy. In this regard, the Trust notes that the disclosure includes the following statements: “the Portfolio employs an index strategy, that is, it generally invests in the securities included in its index or a representative sample of such securities,” and “the Portfolio may not invest in all of the securities in the index.” In addition, “Index Strategy Risk” discloses that “there can be no assurance that the performance of the [investment adviser’s] index strategy will match that of the benchmark index.” Therefore, the Trust respectfully declines to add an additional risk factor for management risk.

Elisabeth Bentzinger

October 25, 2017

AXA/JPMorgan Strategic Allocation Portfolio Prospectus

14.	Please apply the comments provided above with respect to the 1290 VT Multi-Alternative Strategies Portfolio to the Portfolio’s prospectus, as applicable.

Response: The Trust will apply the comments above to the Portfolio’s prospectus, as applicable.

15.

In the section “Principal Investment Strategy,” the prospectus states “[d]epending on the size of the index, the Portfolio may use a replication technique or sampling approach to execute its indexing strategy.” Please specify whether the Portfolio uses replication or sampling under normal circumstances, and the conditions under which the Portfolio would use the other approach.

Response: The Trust has revised the disclosure in the “Principal Investment Strategy” as follows:

“The Portfolio will invest in these securities and other instruments in a manner that is intended to track the performance (before fees and expenses) of the relevant index. ~~This strategy is commonly referred to as an indexing strategy. Depending on the size of the index, The Portfolio may use a replication technique or sampling approach to execute its indexing strategy.~~

Indexing Strategy. The Portfolio uses a strategy that is commonly referred to as an indexing strategy. The Portfolio may use a replication technique or sampling approach to execute its indexing strategy. Circumstances under which the Sub-Adviser may use a sampling approach to execute its indexing strategy include when there are practical difficulties or substantial costs involved in compiling a portfolio of securities to track the performance (before fees and expenses) of the relevant index; where the relevant index contains component securities too numerous to purchase or sell efficiently; or in instances when a component security becomes temporarily illiquid, unavailable, or less liquid. The quantity of holdings in the Portfolio will be based on a number of factors, including the asset size of the Portfolio.”

16.

With respect to the indexes identified in the “Principal Investment Strategy” section, i.e., the EURO STOXX Total Market Index, the TOPIX Index and the Bloomberg Barclays U.S. Intermediate U.S. Treasury Index, please disclose the number of components of the index or provide a range of the number of components in the index. For each index that the Portfolio tracks as part of its indexing strategy, please disclose how the components are weighted, e.g., free floating, equal weighted, or capitalization weighted. Please also explain the rebalancing and reconstitution process of each index.

Response: The Trust has revised the prospectus to include the requested information as appropriate.

Elisabeth Bentzinger

October 25, 2017

17.

The fourth paragraph in the “Principal Investment Strategy” section references the Short Treasury Index. Please indicate whether the Portfolio employs an indexing strategy that tracks the Short Treasury Index, and if so, please disclose the number of components in the index, how the components are weighted, and the rebalancing and reconstitution process of the index.

Response: The Portfolio does not employ an indexing strategy that tracks the Short Treasury Index and, accordingly, has deleted the reference to the Short Treasury Index.

18.

The fifth paragraph in the “Principal Investment Strategy” section includes terms that are not Plain English; please consider revising this paragraph for simplicity and clarity. Please consider adding sub-headings to the paragraphs in the “Principal Investment Strategy” section, as the disclosure in this section is lengthy and dense.

Response: The Trust has revised the “Principal Investment Strategy” section to clarify the discussion and has added sub-headings to the paragraphs in the section.

19.	Please confirm that dividend and interest expenses associated with short sale transactions are included in the Portfolio’s fee table.

Response: The Trust confirms that dividend and interest expenses associated with short sale transactions are included in the Portfolio’s fee table.

20.

The “Principal Investment Strategy” section states that the Portfolio may invest in money market funds, including money market funds which may be affiliated with the Sub-Adviser. Please disclose the risks of investing in other investment companies, including affiliated investment companies.

Response: The Trust has revised the disclosure as follows:

From time to time or potentially for extended periods of time in periods of continued market distress, the Portfolio may maintain a considerable percentage of its total assets in cash and cash equivalent instruments~~, including money market funds which may be affiliated with the Sub-Adviser,~~ as margin or collateral for the Portfolio’s obligations under derivative transactions, to implement the risk management strategies, and for other portfolio management purposes. The larger the value of the Portfolio’s derivative positions, as opposed to positions held in non-derivative instruments, the more the Portfolio will be required to maintain cash and cash equivalents as margin or collateral for such derivatives.

21.

Because the Portfolio employs an indexing strategy that uses a sampling approach, please include management risk as principal risk to address when the investment adviser utilizes a sampling approach to execute the Portfolio’s indexing strategy.

Elisabeth Bentzinger

October 25, 2017

Response: The Trust respectfully submits that the disclosure under “Index Strategy Risk” addresses the investment adviser’s use of a sampling approach to execute the Portfolio’s indexing strategy. In this regard, the Trust notes that the disclosure includes the following statements: “the Portfolio employs an index strategy, that is, it generally invests in the securities included in its index or a representative sample of such securities,” and “the Portfolio may not invest in all of the securities in the index.” In addition, “Index Strategy Risk” discloses that “there can be no assurance that the performance of the [investment adviser’s] index strategy will match that of the benchmark index.” Therefore, the Trust respectfully declines to add an additional risk factor for management risk.

22.

With respect to the prospectus for both the Portfolio and AXA/AB Dynamic Aggressive Growth Portfolio, in the section “More information on strategies and risks”, please state each Portfolio’s investment objective as required by Item 9(a) of Form N-1A.

Response: The section “More information on strategies and risks” discloses that “[a]s described in this Prospectus, each Portfolio has its own investment objective, policies and strategies” and that “[t]he investment objective of each Portfolio may be changed without shareholder approval.” Because General Instruction C.(3)(a) of Form N-1A provides that “[i]nformation that is included in Items 2 through 8 need not be repeated elsewhere in the prospectus,” the Trust submits that the Portfolios’ investment objectives disclosed in response to Item 2 need not be disclosed again in response to Item 9(a). Therefore, the Trust respectfully declines to make any revisions.

Statement of Additional Information

23.

Regarding the discussion of the concentration policy in “Notations Regarding the Portfolios’ Fundamental Restrictions,” the SEC’s position is that concentration involves the investment of more than 25%, rather than “the investment of 25% or more” of a fund’s assets. The language in the discussion differs from Form N-1A.

Response: The Trust notes that the disclosure was included in two proxy statements that were filed with the SEC. The Trust submits that the disclosure is not in contravention of the SEC’s position and respectfully declines to revise the disclosure.

24.

Regarding the discussion of the concentration policy in “Notations Regarding the Portfolios’ Fundamental Restrictions,” please note that the last sentence, “Although each Portfolio does not intend to concentrate its investments in a particular industry, each Portfolio may indirectly concentrate in a particular industry or group of industries through its investments in securities of other investment companies or investment vehicles,” is inconsistent with the staff’s position that a fund cannot ignore the investments of underlying funds for purposes of compliance with its concentration policy. Please revise the explanatory note to remove this sentence and to state that the Portfolios will consider the investments of the investment companies and other investment vehicles in which they invest when determining compliance with the fundamental restriction on concentration.

Elisabeth Bentzinger

October 25, 2017

Response: The Trust has revised the explanatory note to remove the last sentence. The Trust is not aware of a requirement to “look through” underlying investment companies in which a Portfolio invests for purposes of administering its concentration policy. The Trust believes that its current policy on concentration, as disclosed in its SAI and with the revision noted, complies with relevant interpretations applicable to open-end funds. The Trust respectfully submits that no further revisions are required.

25.

Regarding the discussion of the concentration policy in “Notations Regarding the Portfolios’ Fundamental Restrictions,” please clarify that private activity municipal bonds are those that are backed principally by the activities of non-governmental users.

Response: As noted in the Portfolios’ SAI, each Portfolio’s fundamental restrictions, including its concentration policy, will be interpreted with regard to formal or informal views on various provisions of the 1940 Act and the rules thereunder issued from time to time by the SEC and the members of its staff. The Trust considers each Portfolio’s concentration policy to be responsive to the requirements of Form N-1A and Section 8(b)(1) of the 1940 Act. Further, the Trust notes that it has an interest in keeping the notations to the Portfolios’ fundamental restrictions consistent with the notations to the fundamental restrictions of the other series of the Trust, and those notations include substantially similar notations relating to concentration. Therefore, the Trust respectfully declines to revise the disclosure.

26.

Under the heading “Non-Fundamental Restrictions,” the SAI states that “[e]ach Portfolio will not invest more than 15% of its net assets in collateralized debt obligations or non-agency collateralized mortgage obligations.” Please disclose that CDOs and non-agency CMOs are treated as illiquid.

Response: The Trust respectfully declines to make the requested disclosure. The disclosure is accurate as it currently appears. Further, the Trust believes that there is an active market, or there are other relevant measures of liquidity, for many, if not most, of the CDO and CMO instruments in which the Portfolios may invest and, at any rate, the Trust limits investments in illiquid securities to no more than 15% of a Portfolio’s net assets.

27.	The staff considers index licensing agreements to be material agreements that should be included as an exhibit to the Trust’s registration statement. Please include any such agreements as exhibits.

Response: The Trust does not believe that an index licensing agreement constitutes a “material contract” that must be filed pursuant to Item 28(h) of Form N-1A. Accordingly, the Trust respectfully declines to file the agreements.

*        *         *        *        *

Elisabeth Bentzinger

October 25, 2017

If you have any questions or comments regarding the foregoing, please contact me at (202) 778-9351 or my colleague Fatima Sulaiman at (202) 778-9082.

Sincerely,

/s/Mark C. Amorosi

Mark C. Amorosi

Enclosure

cc:	Patricia Louie, Esq.

Anthony Geron, Esq.

Kiesha T. Astwood-Smith, Esq.

AXA Equitable Funds Management Group, LLC

Fatima Sulaiman, Esq.

K&L Gates LLP